
plunge

PITCH VIDEO   INVESTOR PANEL

INVEST IN **PLUNGE**

World's leading cold plunge and sauna brand

plunge.com   Sacramento, CA

Hardware | Consumer Goods | B2C | Subscription | Profitable

Highlights

Profitable
Profitable for prior 3 months and expect same in future

$25M+ Revenue
Earned over the last 12 months

1. $0 to $200M+ cumulative revenue in 4 years with $82M revenue in 2024

2. 30,000+ loyal customers; 1,000+ 5 star reviews

3. 8,000+ monthly active app users with 4.8/5.0 star rating in app stores

4. 111% B2B channel growth YoY with $13M of revenue in 2024

5. $9.1M sauna sales in 2024 - the first full year

6. Equinox, NY Yankees, Four Seasons, US Army, UFC, & F45 are customers

7. Alo, CrossFit, Liquid Death, Hyperice and Whoop are brand partners

8. On track to sustainable, 8-figure profitability by 2026 (not guaranteed)

Featured Investors

Spacestation Investments
Syndicate Lead

Follow

Invested $227,000

spacestationinvestments.com

"As investors focused on backing category-defining consumer brands, we are incredibly excited to support Plunge. Over the past four years, the company has scaled from a garage-built prototype to a dominant force in the wellness space, generating $90M in revenue—all without outside capital. This type of capital efficiency, product-market fit, and brand strength is rare, and we are thrilled to be part of their next phase of growth. When we met co-founders, Ryan Duey and Michael Garrett, we were immediately impressed by their vision, execution, and deep understanding of the market. Their ability to innovate across product, technology, and distribution while maintaining profitability speaks to their operational excellence. They have built a brand that resonates deeply with consumers and elite performance organizations alike, partnering with the likes of SpaceX, Equinox, and the U.S. Air Force. Plunge is unique in its category, leading not just in brand awareness but also in

technological innovation. Their commercial-grade plunges solve critical pain points for B2B customers, and their IoT-enabled consumer models set a new standard in personalized wellness. Plunge is positioned to be the defining cold therapy company of our generation. We're proud to be investing in Plunge and look forward to supporting their mission to bring cold exposure and contrast therapy to the mainstream."



Brandon Ramirez in Follow Invested $100,000

"As an investor, I've rarely seen a team with as much hustle and product vision as Mike and Ryan. They took their deep knowledge from the float tank industry and channeled it into creating Plunge—a line of high-end cold plunges and beautifully designed saunas that raise the bar for at-home wellness. Their meticulous attention to design, seamless software integration, and keen market understanding position them for exceptional growth. I'm convinced Plunge is poised to continue redefining new product categories—and I'm thrilled to be a part of their journey."



Kelly Starrett in Follow Invested $15,000

NYT Best Seller and Recovery Expert

"I've been passionate about cold water immersion for years, trying every backyard setup imaginable. The moment I saw the first-generation Plunge, I was sold—the design, reliability, and ease of use are unmatched. I believe in Plunge so much that I became an investor, confident they're setting the gold standard in the category. As recovery, resilience, and performance take center stage in health and wellness, Plunge is leading the way in innovation, and I'm proud to support a company making cold and heat therapy more accessible at home."

Our Team



Michael Garrett Co-CEO & Co-Founder

Product visionary. Founded and scaled Reboot Float & Cryo Spa, a cryotherapy leader, to three locations. Former analyst with Strome Group, a top hedge fund with $170M AUM. Invented the original Plunge. Penn State Accounting BS.



Ryan Duey Co-CEO & Co-Founder



Wellness entrepreneur. 2024 Entrepreneur® of the Year finalist. Founded and scaled Capitol Floats, a premier float studio, to multiple locations. Former sales executive with the San Jose Earthquakes. California Polytech AgriBusiness BA.



Elliott Ozer Head of Finance

Financial engineer. Led $1B division as Former Senior Finance Manager at Northrop Grumman. University of San Diego Business BS. UCLA MBA.



Chris Young SVP Operations

Operations & manufacturing exec. Oversaw $500M operations budget at Amazon Robotics. Managed global supply chains for a $250M manufacturer at ALOM. Directed Chevron's $70cM biofuel expansion. UC Davis MEng MS.



Chase Clyma SVP Customer Experience

Growth strategist. Former COO of ForUsAll, a financial tech company with $1.7B AUM. Led customer success at Deep 6 AI and Suki. Cal Lutheran Sports Medicine BS. Santa Clara MBA.



Dave Veisz VP of Engineering

Industrial engineering expert. Former VP of Engineering at MakerBot, led innovation through $600M acquisition by Stratasys Ltd. Former VP of Engineering at Wonder. Penn State Industrial Engineering BS. Clemson University MEng MS.



Leslie Sullivan VP People & Culture

HR maven. Former Head of HR at GetInsured. Helped Plunge achieve an 88% approval rating as a 'Great Place to Work.' Cornell HR Leadership Certificate; Global Outreach BA in Organizational Management.



Anthony Schreiber VP Sales

Sales multiplier. Managed $250M in ARR as former VP of Sales at Life Fitness ($490M exit). Drove 130% YoY growth in B2B sales during his first year at Plunge. Bemidji State Criminal Justice BA. Capella University MBA.



Juan Beck VP Technology

Tech wiz. Former CTO at Belami eCommerce (acquired for $26M). Co-



Tech wiz. Former CTO at Belami eCommerce (acquired for $20M). Co-founder of SkyNaturalsCBD and owner of BECKPRO Commerce. California State Criminal Justice BS.

Why Plunge?


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At Plunge, we believe that resilience is the ultimate superpower.

Our cold plunges and high-heat saunas are tools for transformation, engineered to make building resilience a daily habit.

With industry-leading quality, seamless app control, and thoughtful design, we deliver contrast therapy* that's accessible, highly effective, and life-enhancing.

*Contrast therapy means alternating between **cold and hot to improve circulation, reduce inflammation, and enhance recovery.**





The coolest things start in garages

It’s not too often that your obsession is also your career. And your therapy. And a way to change lives all over the world. But for us, that’s exactly what happened.

Both of our co-founders, Michael and Ryan, had life-altering experiences that fueled a passion for cutting-edge wellness therapies. When the COVID-19 pandemic forced their float tank thriving businesses to close, Michael started tinkering to build the world’s best cold plunge.



After countless iterations, Michael and his dad created a winning design. Ryan joined soon after to build the first 20 plunges together in Michael’s garage.

We bought the domain “thecoldplunge.com” for a mere $10 and shaped how people referenced the modality. Two years later, we secured Plunge.com and set out to create a new category in wellness.

Initial growth came from seeding products with leading health influencers like Aubrey Marcus, Andrew Huberman, and Rich Roll. This epic “Plunge tour” proved the efficacy of our product and catapulted demand to the next level.





Just after hitting our first million dollars in sales in 2022, we were invited to pitch on Shark Tank and ended up with one of the top offers the show has ever seen.


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By building an aesthetic, modern cold plunge for half the cost of the competition, we quickly achieved product-market fit. The quality and craftsmanship of our products combined with exposure from Shark Tank and top influencers catapulted us to market domination.

Today, with a growing community of 30,000+ loyal customers, over $200M+ in cumulative revenue, and partnerships with iconic brands like CrossFit, Liquid Death, and the NY Yankees, we're leading the charge in a booming $8B market.

30K+ customers & counting

45 million+ sessions

$200M+ cumulative revenue

We couldn't be where we are today without the tremendous passion and support of our customers. That's why we're giving the Plunge community first access to our investment round before we raise institutional capital.

The comfort crisis is stealing our vitality



We live in a world where convenience is king, and it's quietly robbing us of our vitality. Sedentary lifestyles, screen-based entertainment, and the lack of physical challenges in daily life have left us ill-equipped to age with strength and vitality.

Instead of thriving as we grow older, many people face chronic illnesses, reduced mobility, and a declining quality of life.

People want solutions that fit their lifestyle

People are catching on to the power of ancient rituals – like exposure to extreme cold and heat – as a highly efficient way to boost vitality, build resilience, and keep our bodies intact.

However, the rising popularity of this modality has led to the proliferation of clunky, white-labeled products that lack durability, reliability, and aesthetic appeal. These low-quality boxes are eyesores – there's a reason they're often placed out of sight.

When you're investing in your health and motivating yourself to plunge into ice-cold water or embrace high heat on a regular basis, details matter.

Pioneering high-quality, cutting-edge cold plunges & saunas

At Plunge, we're empowering people to reclaim vitality and extend their health spans with a suite of contrast therapy products that offer unmatched style and uncompromised quality.





Built with high-quality materials and supported by a best-in-class app, our stunning range of premium cold plunges and saunas make submerging yourself into ice-cold water or entering sweltering heat an irresistible part of your day.

We're breaking the mold and thinking outside of the box, *literally,* with products that are meant to be seen. Our modern designs are not only meticulously engineered and validated through 45 million sessions to ensure optimal ergonomics and a seamless experience, but they also elevate any home, spa, locker room, or office building.


All of our products are proudly assembled in the USA

Our cold plunges are assembled in California, and our saunas are made here too. Keeping it local allows us to ensure that every Plunge and Sauna meets our high standards.

Smart, high-performance products

built for home & commercial use



Ability to recline
Indoor/ outdoor
Boosts energy
Reduces inflammation
Aids recovery
Improves mood
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Each cold plunge features premier filtration and sanitation so that users can enjoy clean, perfectly chilled water at any time - no ice needed!

Plunge All-In Commercial Max

- Auto-dosing of pH & Chlorine to reduce staffing cost
- NSF50 certified, VGB certified drains

NSF Certified to NSF/ ANSI/CAN 50



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All-In
Commercial Max



Automates pH and Chlorine Levels
Easy-to-Understand Operational Display
Automatic Safe Chemical Monitoring
Hassle-Free Chemical Replacement
Instant Safety Alerts
Customizable Chemical Flow Settings

- NSF50 certified filter and UL certified compressor
- Ozone sanitation and commercial grade filtration
- Automated pH and chlorine adjustments reducing manual water maintenance requirements
- Integrated skimmer with a removable hair catch
- Durable, commercial-grade construction built to withstand high-volume usage in professional settings

Stylish, fully-integrated and smart connectivity

Our state-of-the-art Plunge All-In Commercial Max features the highest standard in health department certification and hassle-free maintenance, giving us a significant competitive advantage over other commercial solutions.

Spas, gyms, and businesses benefit substantially from reduced operational costs and compliance with health and safety standards while offering an unparalleled cold plunge experience.


40

Saunas - Controllable heat for the uncontrollable



The Sauna



The Mini

- Made of premium clear cedar
- Easy modular assembly
- Control with Plunge App
- Up to 230°F in compact design
- Heat up to 230°
- Preheat with smart connectivity
- Assemble in just 1-2 hours
- Standard or XL Size

- Made of premium clear cedar
- Easy modular assembly
- Control with Plunge App
- Premium cedar, weatherproof
- Up to 200°F in compact design
- Heat up to 210°
- Indoor and outdoor use
- Adjustable air flow system
- Two person design

Our recently launched high-heat saunas open up an entirely new market for Plunge.

Crafted from premium cedar and featuring an ergonomic backrest and adjustable flip-up benches that leave space for hot yoga, solo workouts, or group sessions, our saunas cater to a range of individual and group experiences.

#1 Cold Plunge and Sauna Tracking App


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Track cold plunge and sauna sessions
02:25
03:00
Temperature
45°F
Heart Rate
78 BPM
See your top stats at a glance
Good Afternoon
Control all of your Plunge devices
Set Temperature
48

All Plunge products offer smartphone-controlled sessions through the Plunge App.

Our app enhances the customer experience and reinforces brand loyalty with features like session tracking, temperature control, maintenance reminders,

and wellness tips, as well as connectivity with Apple Watches.

The app also creates opportunities for upselling and cross-selling, offering tailored recommendations for complementary products, accessories, and eventually subscription-based memberships.


Pro Filters (6-Pack)
Maintenance Kit (6-Months)
Plunge Basin
Neck Pillow
Home
Activity
Challenges
Products
Supplies
All Supplies
Pro Filters (6-Pack)

We're currently working on incorporating a personal wellness coach into the app to drive accountability and enable data integrations with other popular wearables like Oura and Whoop.


plungeconnect



On the B2B side, PlungeConnect is a cutting-edge enterprise platform that centralizes device data for seamless monitoring and maintenance.

The health benefits of contrast therapy are real

In just a few minutes every day, you can experience powerful, tangible benefits—enhanced circulation, reduced inflammation, and faster recovery.

Contrast Therapy Base Protocol

1 minute in cold ~60°, 16 minutes in sauna at 175°, 3 minutes in cold

- Athletic Performance
- Immune & Metabolic Support
- Nervous System Support
- Heart Rate Variability
- Social Wellness
- Curb Inflammatory Response
- Optimum Cardiovascular Health
- Longevity
- Brain Health & Cognitive Protection
- Cellular Repair
- Detoxification
- Improve Sleep Quality

People love Plunge
1,000+ 5-star reviews!

★★★★★

Game Changer!

It's not a pill, it's not a nutrition plan, it's not some crazy workout regiment...its cold water! Ever since using the cold plunge I have noticed 2 prevalent things:

1. My recovery from workouts and cardio is dramatically quicker.
2. My 2pm "slump" is almost gone where I don't feel like I need a cup of coffee or some fresh air to keep me awake to make it through the day.

This is such an amazing product, well built, easy to set up and use! Highly recommend!



Ben B
The Plunge: Cold Plunge Tub

★★★★★

Best Unit In The Market For Commercial Use 5 🌟 Look No Further

Thrilled to add this to our menu of services. Sleek easy start up and set up and the maintenance is a dream.



Jaime A.
The Plunge: Cold Plunge Tub

★★★★★

Life Changing!

I'd been doing a plunge in a poly stock tank with ice blocks in my shop but decided to make a major upgrade for Christmas! Love this tub and the chiller. Perfect for my space and I love that it's portable. You won't ever be sorry you purchased one!



Jay C.
Plunge Air

★★★★★

Best Tub On The Market

This is a first class plunge tub. It is very well designed with easy maintenance and an awesome app. The top is well designed and it is easy to use. I chose this tub over the plunger barrels because as I age I thought it would be easier to enter and exit the tub versus a barrel. The plunge basin makes it even easier!



Mark T.
Plunge All-In









I CALL THIS
THE ULTIMATE HUMAN
4.9
Based on 1,483 Reviews
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Over 30% of sales come from referrals

#1 spot for organic 'cold plunge' in Google searches

We've partnered with the biggest names in wellness

We're proud to work with some of the best in the business - from world-class athletes to leading minds in science and the biggest wellness brands.


Kelly Starrett
Mobility Expert
Scott Stallings
Professional Golfer
Noah Ohlsen
CrossFit Athlete
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Devon Levesque
Entrepreneur
Dani Speegle
CrossFit Athlete

Brand Partnerships

World-class organizations are taking the plunge

Notable 2024 B2B Customers

And the press can't get enough



AS SEEN IN

GLAMOUR | SHAPE | FORTUNE | Forbes | marie claire
Men'sHealth | FT FINANCIAL TIMES | Entrepreneur | AD ARCHITECTURAL DIGEST

Forbes

"The Plunge elevates your everyday ice bath into something straight out of a spa. Most other cold plunge tubs aren't exactly easy on the eyes. Plunge, on the other hand, doesn't sacrifice fashion for function. Think of the All-In as the Mac of cold plunge tubs."

GLAMOUR

"We love that the acrylic and fiberglass tub boasts a heater and a chiller, making it a highly versatile pick. You can set the temp to as low as 39°F and as high as 103°F. It's even equipped with a sanitation system to keep the whole thing clean."

AD ARCHITECTURAL DIGEST

"To get myself acquainted with cold plunging at home, I was lucky enough to test out the new Plunge All-In. I am now, without a doubt, completely spoiled and will never be able to plunge any other way."

FORTUNE

"We rated The Plunge cold plunge tub as the best overall. Its standout features include its simple assembly process, advanced filtration and sanitation systems, and low maintenance requirements. Our team also enjoyed the mobile app connectivity, which allowed them to configure the tub's settings remotely."

Led by proven health tech visionaries

With decades of experience driving innovation at iconic companies like Amazon, MakerBot, Chevron, and Life Fitness, our leadership team knows how to turn ideas into impact.

We've combined that expertise with our shared passion for contrast therapy to build a brand that's as enduring as the benefits we deliver.



Michael Garrett
Co-Founder & Co-CEO



Ryan Duey
Co-Founder & Co-CEO



Chris Young
SVP of Operation



Chase Clyma
SVP of Customer Experience



Dave Veisz
VP of Engineering



Leslie Sullivan
VP of People & Culture



Anthony Schreiber
VP of Sales



Juan Beck
VP of Technology



Elliot Ozer
Sr Director of Finance

amazon | Chevron | MakerBot | Life Fitness | Quakes | Northrop Grumman | PennState | StromeGroup

Contrast therapy is a multi-billion dollar market spanning residential & commercial sectors


$8B+


Current US market
$838M
Cold Plunge
$7.2B+
Sauna

Contrast therapy is a new and fast-growing market with immense untapped potential. Aggregating the residential and commercial markets for both cold plunges and saunas, the estimated U.S. market size is $8B+ today.


2024 Household (HH) Penetration
Estimated US HH: 127M
HH with cold plunge 140K (01%)
HH with Hot Tub 6M (5%)
HH with sauna 1M (0.8%)
Massive potential for growth when comparing to the hot tub industry


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Number of HH is estimated based on data from Grand View Research, Divided by our average sales price for tubs and saunas

Currently, 5% of US households own a hot tub, while less than 1% own a cold

plunge or sauna. If the same hot tub consumers purchased a plunge or a sauna, the U.S. residential market size would exceed $40B.


2024 SPA/Fitness Center Penetration
Spa/Fitness Centers
90,656
Cold Plunge
4.6k (6%)
Spa/Fitness Centers with Sauna 78,747
(70%)



For the commercial market, over 70% of leading U.S. gym chains offer saunas and yet only 6% offer cold plunges, creating a massive market growth opportunity. If all the gyms that with saunas also offered cold plunge therapy, the U.S. commercial market opportunity is $3.4B.

With the proven production capabilities and infrastructure we have in place today, Plunge can scale by more than 3X in the next 5 years.

With a combined residential and commercial total available market (TAM) of $43.4B+ as well as international expansion on the horizon, the market opportunity is massive.

Hardware, supplies, & accessories drive diverse revenue streams

The majority of our revenue comes from D2C and B2B cold plunge and sauna sales. Our average acquisition cost is incredibly low compared to our average order values.

$4.8K
New Customer **AOV**

$700
New Customer **CAC**

$2.5K
New Customer **Total AOV**

$0.7K
Returning Customer **AOV**

Partnerships and joint marketing with influential brands like Liquid Death, alo, and CrossFit have proven to offer a lucrative customer acquisition channel that has already led to $1.6M in direct attributable revenue with zero acquisition costs.

We are focused on growing returning and recurring revenue from supplies and accessories, driven by our iOS app which simplifies maintenance and reordering supplies and drives customer loyalty.

Growth Strategy
Expand Returning & Recurring Revenue

With Increased sales of saunas, supplies, and parts, reliance on new customers buying a cold plunge will decrease over time

2024 - 74% of Rev is from new cold plunge customers

2029 - 59% of Rev is from new cold plunge customers



New Customer Cold
New Customer Sauna
Returning Customer Cold
Returning Customer Sauna
New Customer Supplies, Services & Accessories
Returning Customer Supplies, Services & Accessories
$200
$150
$100
$50
$0
2024
2025
2026
2027
2028
2029

* Forward looking projections cannot be guaranteed

Doubling down on sustainable growth

Sales by Quarter


Sales Actual ($M)
$30
$25
$20
$15
$10
$5
$0
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024

From 2022 to 2023, we rode a tidal wave for residential cold plunging. With little competition at our price point, we exploded to $82M in sales in 2023 and ramped our production capabilities to keep up.

In 2024, we leaned into the B2B channel and achieved 111% year-over-year growth, generating $13M in commercial revenue. Top-tier operators like SweatHouz and Chelsea Piers turned to Plunge for premium, commercial-grade cold plunges to scale their offerings. We also surpassed $9M in revenue from the launch of our new high-heat sauna products in the first full year of sales.

2025 is all about optimizing efficiency while expanding our B2B growth engine and whitespace to scale our sauna business. With streamlined operations, a leaner team, and smart marketing, we're on track for sustainable profitability.


EBITDA ($M)
40
30
20
10


0
-10
2024
2025
2026
2027
2028
2029

* Future projections are not guaranteed

Future growth will come from B2B expansion with partners like SweatHouz, Hilton, and Marriott, plus international expansion and exciting new products like custom app protocols, upgraded tubs and saunas, and smaller, budget-friendly models.

Revenue by Channel

Revenue CAGR - Conservative Estimate at 16%.


DTC ($M)
B2B ($M)
International ($M)
200
150
100
50
0
2024
2025
2026
2027
2028
2029

* Future projections are not guaranteed

We're primed for a high-value exit





Plunge is well-positioned for an attractive exit through strategic or private equity acquisition. With established relationships and ongoing dialogue with leading players in the wellness and fitness space, we're already on the radar of potential buyers.

Earn perks when you invest!

Invest $2,000 → **Invest $5,000** → **Invest $10,000**

Invest $2,000

💧 **Entry-Level Perk**
🔹 20% off any Plunge product or sauna (save up to $2,000)

Invest $5,000

💧 **Enhanced Savings + Protection**
🔹 25% off any Plunge product or sauna (save up to $3,000)
🔹 3-year extended warranty for $1

Invest $10,000

💧 **Best Discount + Long-Term Protection**
🔹 30% off any Plunge product or sauna (save up to $4,000)
🔹 3-year extended warranty for $1

Invest $25,000 → **Invest $50,000** → **Invest $100,000**

Invest $25,000

💧 **Exclusive In-Person Experience (Limited to 22 investors)**
🔹 Exclusive contrast therapy & breathwork experience at Plunge HQ with Miles Lukas (Level II Wim Hof Instructor) (travel & accommodation not included)
🔹 Includes all $10K tier perks

Invest $50,000

💧 **VIP Status + Lifetime Benefits (Limited to 8 investors)**
🔹 Lifetime 30% discount, up to $15K in total savings, on all Plunge products
🔹 Exclusive contrast therapy & breathwork experience at Plunge HQ with Miles Lukas (Level II Wim Hof Instructor) (travel & accommodation not included)
🔹 Exclusive early access to future Plunge products (beta testing & first to purchase)

Invest $100,000

💧 **Ultimate Plunge Experience (Limited to 2 investors)**
🔹 Plunge Club event in your community – a wellness party like no other! Cold plunges, DJs, breathwork, and a whole lot of fun! (up to 300 participants per event)
🔹 Lifetime 30% discount on all Plunge products
🔹 All previous perks (Wim Hof Experience, 1:1 consultation, product test group, etc.)

Go all in. Invest in Plunge.

We've built Plunge from the ground up; bootstrapped only with debt financing and strong organic growth. With $0 in outside equity, we've proven the power of our product and the fierce loyalty of our customers. Now, we're inviting our community to take the Plunge and join us as investors.

With tremendous upside potential in the B2B market, international expansion ahead of us, and continued product innovation, we're only getting started. Your investment will help us expand our impact and bring the power of contrast therapy to millions - all while giving you a financial stake in our growth!


plunge


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Jump in and invest in Plunge today.

